Exhibit 2.6

EXECUTION VERSION

INTELLECTUAL PROPERTY MATTERS AGREEMENT

dated as of June 3, 2020

by and between

ECOLAB INC.

and

CHAMPIONX HOLDING INC.

TABLE OF CONTENTS

		Page
ARTICLE I
DEFINITIONS AND INTERPRETATION

Section 1.1	General	1
Section 1.2	References; Interpretation	7
ARTICLE II
GRANTS OF RIGHTS

Section 2.1	Licenses to Newco	8
Section 2.2	Licenses to Everest	12
Section 2.3	Wrong Pockets	14
Section 2.4	Sublicenses	16
Section 2.5	Third-Party Rights	17
Section 2.6	No Use or Promotion Outside Field	18
Section 2.7	Reservation of Rights	18
Section 2.8	Retention and Transfer of Know-How and Regulatory Data	18
Section 2.9	Everest Licensed Trademarks Use and Quality Control	19
Section 2.10	Samples	20
Section 2.11	Everest Restrictions Regarding NALCO Brand	20
Section 2.12	Compliance with Law	20
Section 2.13	Audit	20
Section 2.14	Certain Manufacturing Restrictions	21
Section 2.15	Specified Shared IP Contracts	21
Section 2.16	Patent Infringement Claims	21
Section 2.17	No Restrictions on Athena Business	21

ARTICLE III
OWNERSHIP

Section 3.1	Ownership	21
Section 3.2	Ownership of Improvements and Modifications	22

ARTICLE IV
PROSECUTION AND MAINTENANCE
Section 4.1	Responsibility and Cooperation	22

ARTICLE V
ENFORCEMENT

Section 5.1	Notice	23
Section 5.2	Defense and Enforcement	24

ii

SCHEDULES

Schedule 1.1(1)	Brand Manual
Schedule 1.1(6)	Fields of Use
Schedule 1.1(9)	Everest Licensed Copyrights
Schedule 1.1(10)	Everest Licensed Chemical Product or Substance Registrations
Schedule 1.1(13)	Everest Licensed Marks
Schedule 1.1(14)	Everest Licensed Names
Schedule 1.1(15)	Everest Licensed Patents
Schedule 1.1(16)	Everest Licensed Regulatory Data
Schedule 1.1(18)	Everest Licensed Software
Schedule 1.1(20)	Everest Reseller Agreement IP
Schedule 1.1(22)	Excluded Everest IP
Schedule 1.1(30)	Licensed JV
Schedule 1.1(35)	Licensed Names Term
Schedule 1.1(36)	Licensed Patent Products
Schedule 1.1(41)	Newco Licensed Chemical Product or Substance Registrations
Schedule 1.1(45)	Newco Licensed Names
Schedule 1.1(46)	Newco Licensed Regulatory Data
Schedule 1.1(57)	Specified Shared IP Contracts
Schedule 2.1(d)(ii)	Everest Form Letter of Access
Schedule 2.1(e)	Newco Exceptions
Schedule 2.2(b)(ii)	Newco Form Letter of Access
Schedule 2.2(c)	Newco Licensed Names Arrangements
Schedule 2.2(d)	Everest Exceptions
Schedule 6.1	Special Indemnity
Schedule 8.1(b)	Specified Applications
Schedule 8.1(c)	Specified Licensed Patents

iii

INTELLECTUAL PROPERTY MATTERS AGREEMENT

This INTELLECTUAL PROPERTY MATTERS AGREEMENT (this “Agreement”), dated as of June 3, 2020 (the “Effective Date”), is entered into by and between Ecolab Inc. (“Everest”), on the one hand, and ChampionX Holding Inc. (“Newco”), on the other hand (each of Everest and Newco, a “Party,” and together, the “Parties”).

WHEREAS, Everest and Newco are parties to that certain Separation and Distribution Agreement, dated December 18, 2019 (the “Separation Agreement”);

WHEREAS, as of and following the Closing (as defined in the Separation Agreement), each Party and its Affiliates have rights to certain Intellectual Property and Regulatory Property (each as defined in the Separation Agreement); and

WHEREAS, in connection with the Separation Agreement, Everest wishes to grant to Newco, and Newco wishes to grant to Everest, licenses and other rights to certain of such Intellectual Property and Regulatory Property, in each case as and to the extent set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, provisions and covenants contained in this Agreement, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.1 General. As used in this Agreement, the following terms shall have the meanings set forth in this Section 1.1. Capitalized terms that are not defined in this Agreement shall have the meanings set forth in the Separation Agreement.

(1) “Brand Manual” means Everest’s generally applicable guidelines for the form in which the Everest Licensed Trademarks are presented, set forth on Schedule 1.1(1), including any amendments or updates thereto that are generally adopted by Everest and provided in writing to Newco from time to time.

(2) “Challenge” means any direct or indirect (including by voluntary support of a Legal Proceeding brought by another Person) challenge to the validity, patentability, enforceability or inventorship of any Everest Licensed Patent or Everest Licensed Trademark, as applicable, (i) in any court (including any declaratory judgment action) or (ii) in any Legal Proceeding before a patent office, trademark office or other Governmental Body or registrar, including any reissue, reexamination, pre-grant review, post-grant review, opposition, cancellation, inter partes review, protest or similar proceeding.

(3) “Chemical Product or Substance Registration” means any and all chemical substance registrations, biocide active ingredient registrations, and product authorizations, licenses, approvals, registrations, or certification with any Governmental Body or international political or economic organization (such as the European Union or the OSPAR Commission for the Protection of the Marine Environment of the North-East Atlantic).

(4) “Controlled” means, with respect to any Patent, Know-How, Copyright, Trademark, Regulatory Property or Software, (i) such Intellectual Property is owned by the applicable Party or any member of its Group as of the Effective Date, and (ii) such Party or any member of its Group has the ability to grant a license or other rights in, to or under such Patent, Know-How, Copyright, Trademark, Regulatory Property or Software (respectively) on the terms and conditions set forth herein (other than pursuant to a license or other rights granted pursuant to this Agreement) without violating any Contract entered into as of or prior to the Effective Date between such Party or any member of its Group, on the one hand, and any Third Party, on the other hand.

(5) “Cover” means, without limitation of Section 8.3, under a valid, enforceable, unexpired claim, the making, using, selling, offering to sell, or importing of a product or method would infringe such valid, enforceable, unexpired claim in the absence of the license granted under Section 2.1(a).

(6) “Downstream Field” or “Downstream” has the meaning set forth in Schedule 1.1(6) hereto.

(7) “Everest Retained Business” has the meaning set forth in the Separation Agreement.

(8) “Everest Know-How Materials” means those materials (whether written, electronic or otherwise) containing or embodying any Know-How or Copyrights included in the Licensed IP, other than the Newco Know-How Materials.

(9) “Everest Licensed Copyrights” means any and all Copyrights Controlled by Everest or any of its Affiliates, and used in both the Everest Retained Business and the Newco Business, as of the Effective Date, including the Copyrights set forth on Schedule 1.1(9), excluding the Excluded Everest IP.

(10) “Everest Licensed Chemical Product or Substance Registrations” means any and all Chemical Product or Substance Registrations set forth on Schedule 1.1(10).

(11) “Everest Licensed IP” means the Everest Licensed Patents, Everest Licensed Copyrights, Everest Licensed Trademarks, Everest Licensed Know-How, Everest Licensed Software, and Everest Licensed Regulatory Property.

(12) “Everest Licensed Know-How” means any and all Know-How Controlled by Everest or any of its Affiliates, and used in both the Everest Retained Business and the Newco Business, as of the Effective Date, excluding the Excluded Everest IP.

(13) “Everest Licensed Marks” means the Trademarks identified in Schedule 1.1(13) and any translations, transliterations or other localizations thereof, and any other Trademarks Controlled by Everest or any of its Affiliates, and used in the Everest Retained Business and the Newco Business, as of the Effective Date. Notwithstanding the foregoing, Everest Licensed Marks shall not include the Everest Licensed Names.

(14) “Everest Licensed Names” means the names listed on Schedule 1.1(14) and any translations, transliterations or other localizations thereof solely to the extent used as of the Effective Date as part of the corporate name or a fictitious name of any member of the Newco Group, excluding the Excluded Everest IP.

(15) “Everest Licensed Patents” means any and all: (i) Patents set forth on Schedule 1.1(15) to the extent Controlled by Everest or any of its Affiliates, and (ii) to the extent owned by Everest or any of its Affiliates following the Effective Date, continuations, divisionals, renewals, continuations-in-part, patents of addition, restorations, extensions, supplementary protection certificates, reissues and re-examinations of, and all other Patents that claim priority to, any Patents described in the foregoing clause (i), and foreign equivalents thereof, in each case, to the extent the claims are supported by any Patents described in the foregoing clause (i), excluding the Excluded Everest IP.

(16) “Everest Licensed Regulatory Data” means any and all Regulatory Data (i) to the extent owned by Everest or any of its Affiliates and related to the Everest Licensed Chemical Product or Substance Registrations or (ii) listed on Schedule 1.1(16), excluding the Excluded Everest IP.

(17) “Everest Licensed Regulatory Property” means the Everest Licensed Regulatory Data and Everest Licensed Chemical Product or Substance Registrations related thereto, excluding the Excluded Everest IP.

(18) “Everest Licensed Software” means all Software to the extent Controlled by Everest or any of its Affiliates as of the Effective Date, which Software is reasonably required as of the Effective Date for the conduct of the Newco Business, including the Software listed on Schedule 1.1(18), excluding (i) Software that Newco and its Affiliates have been granted a license or other rights to use under any other Ancillary Agreement, and (ii) the Excluded Everest IP.

(19) “Everest Licensed Trademarks” means the Everest Licensed Marks and the Everest Licensed Names.

(20) “Everest Reseller Agreement IP” means the Intellectual Property and Regulatory Property owned by Everest or its Affiliates and used or practiced in the manufacture, use, sale, offer for sale, marketing, promotion, distribution, importation and exportation, certification or other commercialization or exploitation of Excluded Products, including the Patents set forth in Schedule 1.1(20) hereto.

(21) “Excluded Field” has the meaning set forth in Schedule 1.1(6) hereto.

(22) “Excluded Everest IP” means (i) the Everest Reseller Agreement IP, and (ii) the Intellectual Property set forth on Schedule 1.1(22).

(23) “Excluded Newco IP” means the Newco Reseller Agreement IP.

(24) “Excluded Product” means any product covered by or subject to the Reseller Agreement (other than any product supplied by Newco or any of its Affiliates to Everest or any of its Affiliates under the Reseller Agreement).

(25) “Governmental Authorization” means any: (i) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (ii) right under any Contract with any Governmental Body.

(26) “Governmental Body” means any: (i) nation, state, commonwealth, province, territory, county, political subdivision, municipality, district, judiciary, executive branch, legislature or other jurisdiction of any nature; (ii) federal, state, local, municipal, domestic, foreign, multinational, supranational or other government; (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal); or (iv) self-regulatory organization (including the New York Stock Exchange).

(27) “Intellectual Property” means all U.S. and foreign intellectual property of any kind or nature, including all: (i) trademarks, trade dress, service marks, certification marks, logos, slogans, design rights, names, brand names, corporate names, trade names, Internet domain names, social media accounts and addresses and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (collectively, “Trademarks”); (ii) patents and patent applications, industrial property rights, and any and all related national or international counterparts thereto, including any renewals, divisionals, continuations, continuations-in-part, reissues, reexaminations, substitutions and extensions thereof (collectively, “Patents”); (iii) copyrights and copyrightable subject matter, excluding Know-How (collectively, “Copyrights”); (iv) trade secrets, and all other confidential or proprietary information, know-how, inventions, processes, formulae (including product formulations), data, models, methodologies, inventor’s notes, specifications, designs, plans, proposals and technical data, business and marketing plans, market know-how and customer lists and information, excluding Patents and Regulatory Property (collectively, “Know-How”); (v) rights in Software; (vi) applications and registrations for the foregoing; and (vii) rights, titles and interests in or relating to any of the foregoing, whether protected, created or arising under the laws of the U.S. or any foreign jurisdiction, and all remedies against past, present, and future infringement, misappropriation, or other violation thereof.

(28) “Legal Proceeding” means any action, complaint, suit, demand, claim, countersuit, litigation, subpoena, case, mediation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, review, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body, or grand jury, or mediation tribunal, or any arbitrator or arbitration panel.

(29) “Licensed IP” means (i) with respect to the licenses granted to Everest hereunder, the Newco Licensed IP, and (ii) with respect to the licenses granted to Newco hereunder, the Everest Licensed IP.

(30) “Licensed JV” means the joint ventures that, as of the Effective Date, use the Everest Licensed Trademarks, as set forth in Schedule 1.1(30) hereto.

(31) “Licensed Know-How” means (i) with respect to the licenses granted to Newco hereunder, the Everest Licensed Know-How and (ii) with respect to the licenses granted to Everest hereunder, the Newco Licensed Know-How.

(32) “Licensed Know-How Materials” means those materials (whether written, electronic or otherwise) to the extent containing or embodying any Everest Licensed Know-How, Newco Licensed Know-How, Everest Licensed Copyrights or Everest Licensed Software.

(33) “Licensed Mark Products” means any products offered by Newco or any other member of the Newco Group that bear any of the Everest Licensed Trademarks as of the Effective Date.

(34) “Licensed Marks Term” means twenty-four (24) months from the Effective Date, including for any Everest Licensed Marks used in connection with the Excluded Products (including the Trademarks used in connection with the Excluded Products identified on Schedule 1.1(13)).

(35) “Licensed Names Term” means three (3) months from the Effective Date, except as set forth in Schedule 1.1(35) hereto.

(36) “Licensed Patent Products” means the products set forth in Schedule 1.1(36) hereto.

(37) “Licensed Trademarks Term” means the Licensed Marks Term and the Licensed Names Term.

(38) “Licensee” means (i) Newco and its Affiliates, with respect to the Everest Licensed IP, and (ii) Everest and its Affiliates, with respect to the Newco Licensed IP.

(39) “Licensor” means (i) Newco and its Affiliates (as applicable) with respect to the Newco Licensed IP, and (ii) Everest and its Affiliates (as applicable) with respect to the Everest Licensed IP.

(40) “Newco Know-How Materials” means those materials (whether written, electronic or otherwise) that are owned by Everest and relate exclusively to the Newco Business.

(41) “Newco Licensed Chemical Product or Substance Registrations” means any and all Chemical Product or Substance Registrations set forth on Schedule 1.1(41).

(42) “Newco Licensed Fields” means the Upstream Field and the Shared Midstream Field.

(43) “Newco Licensed IP” means the Newco Licensed Know-How, Newco Licensed Regulatory Property and the Newco Licensed Names.

(44) “Newco Licensed Know-How” means any and all Know-How to the extent Controlled by Newco, and used in both the Newco Business and the Everest Retained Business as of the Effective Date, excluding the Excluded Newco IP.

(45) “Newco Licensed Names” means the names listed on Schedule 1.1(45) and any translations, transliterations or other localizations thereof solely to the extent used as of the Effective Date as part of the corporate name or a fictitious name of any member of the Everest Group, excluding the Excluded Newco IP.

(46) “Newco Licensed Regulatory Data” means any and all Regulatory Data (i) to the extent Controlled by Newco and related to the Newco Licensed Chemical Product or Substance Registrations or (ii) listed on Schedule 1.1(46), excluding the Excluded Newco IP.

(47) “Newco Licensed Regulatory Property” means the Newco Licensed Regulatory Data and Newco Licensed Chemical Product or Substance Registrations related thereto, excluding the Excluded Newco IP.

(48) “Newco Reseller Agreement IP” means the Intellectual Property and Regulatory Property owned by Newco or its Affiliates and used or practiced in the manufacture, use, sale, offer for sale, marketing, promotion, distribution, importation and exportation, certification or other commercialization or exploitation of products supplied by Newco or its Affiliates under the Reseller Agreement.

(49) “Promote” means to solicit customers for, solicit orders for, advertise, market or otherwise promote.

(50) “Regulatory Data” means any and all regulatory data, including studies, data, raw data, efficacy data, reports, physical samples, reviews (including business risk reviews), opinions, registration dossiers, chemical safety reports, toxicity reports, information or other compliance requirements, including safety, risk and exposure assessments and modeling for product contamination or impurity issues, in written, electronic, computerized, digital, or other tangible or intangible media, actually submitted to, or maintained to support a submission to (whether submitted or not), a Governmental Body or a third party to seek, obtain or maintain a Consent from a Governmental Body or to demonstrate regulatory compliance.

(51) “Regulatory Property” means all Chemical Product or Substance Registrations and Regulatory Data related thereto.

(52) “Reseller Agreement” means Schedule 2.4 and related sub-schedules of the Master Cross Supply and Product Transfer Agreement entered into between the Parties of even date herewith (“Cross Supply Agreement”).

(53) “Shared Midstream Field” or “Shared Midstream” has the meaning set forth in Schedule 1.1(6) hereto.

(54) “Software” means all computer programs (whether in source code, object code, or other form), software implementations of algorithms, and related documentation, including flowcharts and other logic and design diagrams, technical, functional and other specifications, and user and training materials related to any of the foregoing; provided that, “Software” shall exclude Know-How contained or stored in any of the foregoing items.

(55) “Specified Applications” has the meaning set forth in Section 8.1(b).

(56) “Specified Licensed Patents” has the meaning set forth in Section 8.1(c).

(57) “Specified Shared IP Contracts” means those Shared Contracts set forth on Schedule 1.1(57) hereto.

(58) “Third Party” means any Person other than Everest, Newco, Athena, and their respective Affiliates.

(59) “Third-Party Payments” means any and all obligations on the part of Licensor or its Affiliates to pay royalties, sublicense fees, milestones or other amounts to Third Parties pursuant to Contracts existing as of the Effective Date to which Licensor or any of its Affiliates is a party or is otherwise bound, in each case to the extent that such obligation to pay arises from, or is a result of the grant to or exercise by Licensee or any Sublicensees of any license, sublicense or other right to practice granted hereunder.

(60) “Upstream Field” or “Upstream” has the meaning set forth in Schedule 1.1(6) hereto.

(61) “Water Field” or “Water” has the meaning set forth in Schedule 1.1(6) hereto.

Section 1.2 References; Interpretation. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. As used in this Agreement, unless otherwise specified, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” As used in this Agreement, the word “will” shall be deemed to have the same meaning and effect as the word “shall.” As used in this Agreement, the terms “or,” “any” or “either” are not exclusive. Except as otherwise indicated, all references in this Agreement to “Articles,” “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections or Articles of this Agreement and Exhibits or Schedules to this Agreement. As used in this Agreement, the terms “hereunder,” “hereof,” “hereto,” “herein” and words of similar import shall be deemed to refer to this Agreement as a whole and not to any particular Section or other provision. The titles and headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement. Any payment to be made pursuant hereto shall be made in U.S. dollars and by wire transfer of immediately available funds. The words “written request” when used in this Agreement shall include email. Reference in this Agreement to any time shall be to New York City, New York time unless otherwise expressly provided herein. References to any Legal Requirement shall be deemed to refer to such Legal Requirement as amended from time to time and to any rules or regulations promulgated thereunder. Unless the context requires otherwise, references in this Agreement to “Everest” shall also be deemed to refer to the applicable member of the Everest Group, references to “Newco” shall also be deemed to refer to the applicable member of the Newco Group and, in connection therewith, any references to actions or omissions to be taken, or refrained from being taken, as the case may be, by Everest or Newco shall be deemed to require Everest or Newco, as the case may be, to cause the applicable members of the Everest Group or the Newco Group, respectively, to take, or refrain from taking, any such action. In the event of any inconsistency or conflict which may arise in the application or interpretation of any of the definitions set forth in Section 1.1, for the purpose of determining what is and is not included in such definitions, any item explicitly included on a Schedule referred to in any such definition shall take priority over any provision of the text thereof.

ARTICLE II

GRANTS OF RIGHTS

Section 2.1 Licenses to Newco.

(a) License to Licensed Patents. Subject to the terms and conditions of this Agreement, Everest hereby grants, on behalf of itself and its Affiliates, to Newco a royalty-free, fully paid-up, sublicensable (to the extent permitted in Section 2.4), worldwide, exclusive (even as to Everest and its Affiliates, but subject to Section 8.1 (as applicable)) with respect to the Upstream Field, and non-exclusive with respect to the Shared Midstream Field, license in, to and under the Everest Licensed Patents, (i) for any and all uses solely in the Upstream Field (including to manufacture, make and have made, use, sell, offer for sale, market, promote, distribute, import and export, certify and otherwise commercialize or exploit Licensed Patent Products and to develop, innovate, manufacture, make and have made, use, sell, offer for sale, market, promote, distribute, import and export, certify and otherwise commercialize or exploit new or improved products (in each case, other than with respect to Excluded Products)) and (ii) to manufacture, make and have made, use, sell, offer for sale, market, promote, distribute, import and export, certify and otherwise commercialize or exploit Licensed Patent Products and to develop, innovate, manufacture, make and have made, use, sell, offer for sale, market, promote, distribute, import and export, certify and otherwise commercialize or exploit new or improved products (in each case, other than with respect to Excluded Products) solely in the Shared Midstream Field, in each case of the foregoing clauses (i) and (ii) subject to Section 2.14. Without limiting the foregoing license, for clarity, (A) neither Everest nor any of its Affiliates shall, directly or indirectly, use, practice or otherwise exploit any of the Everest Licensed Patents or sell, offer for sale, market, promote, or distribute any products under any of the Everest Licensed Patents, including the Licensed Patent Products, in each case, in the Upstream Field, and (B) neither Newco nor any of its Affiliates shall, directly or indirectly, use, practice or otherwise exploit any of the Everest Licensed Patents or sell, offer for sale, market, promote or distribute any products under any of the Everest Licensed Patents, in each case, outside of the Upstream Field or Shared Midstream Field.

(b) License to Other Licensed IP. Subject to the terms and conditions of this Agreement, Everest hereby grants, on behalf of itself and its Affiliates, to Newco a royalty-free, fully paid-up, sublicensable (to the extent permitted in Section 2.4), worldwide, exclusive (even as to Everest and its Affiliates, but subject to Section 8.1 (as applicable)) with respect to the Upstream Field, and non-exclusive with respect to the Shared Midstream Field, license in, to and under the Everest Licensed Know-How, Everest Licensed Copyrights, and Everest Licensed Software for any and all uses solely in any of the Newco Licensed Fields.

(c) License to Everest Licensed Trademarks.

(i) Licensed Names Grant. Subject to the terms and conditions of this Agreement, Everest hereby grants, on behalf of itself and its Affiliates, to Newco a transitional, royalty-free, fully paid-up, sublicensable (to the extent permitted in Section 2.4), worldwide, non-exclusive license for use solely in any of the Newco Licensed Fields for the Licensed Names Term to continue use of the Everest Licensed Names as part of any corporate names or fictitious names for Newco or any other member of the Newco Group (including in connection with the Chemical Product or Substance Registrations), in each case solely (A) to the extent such entity is using such corporate or fictitious name as of the Effective Date, (B) consistently with past practice and (C) for the purpose of enabling continuity and the orderly transition of the Newco Business away from such names. In the case of those Newco Group members identified in Schedule 1.1(35), provided that Newco and the applicable Newco Group member are using reasonable efforts to change the name of such Newco Group member to remove any reference to the Everest Licensed Names in any such jurisdiction prior to the end of the Licensed Names Term, if local conditions or applicable local laws in such jurisdiction do not enable such Newco Group member to change its name within the applicable Licensed Names Term, the Parties will discuss in good faith a reasonable extension of such Licensed Names Term.

(ii) Everest Licensed Marks Grant. Subject to the terms and conditions of this Agreement, Everest hereby grants, on behalf of itself and its Affiliates, to Newco a transitional, royalty-free, fully paid-up, sublicensable (to the extent permitted in Section 2.4), worldwide, non-exclusive license for use solely in any of the Newco Licensed Fields for the Licensed Marks Term to use the Everest Licensed Marks solely (A) on, or in connection with the manufacture, distribution, sale and other commercialization and exploitation of, Licensed Mark Products, (B) consistent with past practice and (C) for the purpose of enabling continuity and the orderly transition of the Newco Business away from Everest Licensed Marks.

(iii) Licensed Trademarks Transition Periods and Continued Use Rights.

(1) Newco shall, and shall cause the other members of the Newco Group to, take the following actions as soon as reasonably practicable, and in no event later than the expiration of the Licensed Names Term: (A) change their names and cause their certificates of incorporation and bylaws (or equivalent organizational documents), as applicable, to be amended to remove any reference to the Everest Licensed Names; (B) cease to make any use of any Everest Licensed Names; and (C) remove, strike over, or otherwise obliterate all Everest Licensed Names from all assets and other materials owned by or in the possession of any member of the Newco Group; provided, however, that the Newco Group shall immediately after the Effective Date (1) cease to hold themselves out as having any current affiliation with Everest or any members of the Everest Group; and (2) post a readily observable disclaimer in a form and manner reasonably acceptable to Everest on the “www.championx.com” website home page (to be maintained until the earlier of the (y) expiration of the Licensed Marks Term and (z) cessation of use of the Everest Licensed Trademarks by the Newco Group) that, as of the Effective Date and thereafter, Newco, and not Everest, is responsible for the operation of the Newco Business, including such website and any applicable services.

(2) Newco shall transition from, and phase out use of, the Everest Licensed Marks as soon as reasonably practicable, in accordance with and in no event later than the expiration of the respective applicable transition periods for the types of uses set forth below (“Target Transition Periods”): (A) nine (9) months with respect to real estate signage; (B) the earlier of depletion and two (2) years for any product and tote, marketing material, or sell sheet related to such product; (C) as soon as reasonably practicable following the Effective Date for any branded vehicles and employee apparel, including clothing and hard hats; (D) one (1) year for any white papers or compatibility reports (provided that, during such period, any such white papers or compatibility reports distributed to Third Parties shall include a readily observable statement by Newco that such white paper or compatibility report was completed prior to the Effective Date); and (E) for any internal documents (including policies and procedures, databases and laboratory reports) existing as of the Effective Date, upon deletion of such documents. Upon expiration of the Licensed Marks Term, Newco shall have the right to continue use of the Everest Licensed Trademarks solely in connection with the Newco Business to the extent reasonably necessary and appropriate to communicate in an accurate, truthful, customary and appropriate manner that Newco has changed its name or is no longer part of Everest, and thereafter shall have the right under “fair use” principles to use a plain text version of the Everest Licensed Trademarks for such purpose.

(3) Notwithstanding anything to the contrary in this Agreement, and except as otherwise required by any applicable Legal Requirement, finished Licensed Mark Products in inventory and Licensed Mark Products in production as of the Effective Date may continue to bear unmodified Everest Licensed Trademarks during the Licensed Marks Term, and to the extent any such Licensed Mark Products have already been labelled as of the Effective Date, and such labels contain an Everest Licensed Name, Newco may sell such Licensed Mark Products that include the Everest Licensed Name without modifying such Everest Licensed Name during the Licensed Marks Term.

(iv) Licensed Patent Products. Notwithstanding any other provision herein to the contrary, except for the rights expressly granted to Licensee under this Section 2.1(c), Licensee shall ensure that all of its and its Affiliates Licensed Patent Products are not branded under any of the Everest Licensed Trademarks (or, for clarity, any Trademarks confusingly similar thereto or derivative thereof).

(v) Joint Ventures. With respect to any Licensed JV, Everest shall have the right to enter into a separate licensing arrangement that grants each such Licensed JV a non-exclusive, transitional license to use the Everest Licensed Trademarks under similar terms and to the extent required under the license agreements in effect with such Licensed JV as of the Effective Date, with each Licensed JV to use commercially reasonable efforts to phase out use of the Everest Licensed Trademarks as soon as reasonably practicable, but not later than the dates set forth in such separate licensing arrangements, unless otherwise agreed in writing by Everest and except as set forth in Schedule 1.1(30). Newco shall cooperate with Everest in connection with implementing such license arrangements with the Licensed JVs (and to amend its own contracts with such Licensed JVs to remove the license to Everest Licensed Trademarks from such contracts) and shall use commercially reasonable efforts to cause each Licensed JV to phase out use of the Licensed Marks in accordance with the terms of each separate licensing arrangement. In the event and to the extent such separate licensing arrangement is not entered into between Everest and a Licensed JV, Licensee shall reasonably cooperate with Everest, and shall take such actions, to cause Everest to receive all of the rights and benefits under (including rights of approval under and rights to enforce or amend) those portions of such contract that relate to the Everest Licensed Trademarks, in each case as if such portions of such contract had been assigned to Everest.

(d) Licenses of Everest Licensed Regulatory Property.

(i) License. Subject to the terms and conditions of this Agreement, Everest hereby grants, on behalf of itself and its Affiliates, to Newco a royalty-free, fully paid-up, sublicensable (to the extent permitted in Section 2.4), worldwide, exclusive (even as to Everest and its Affiliates, but subject to Section 8.1 (as applicable)) with respect to the Upstream Field, and non-exclusive with respect to the Shared Midstream Field, license in, to and under the Everest Licensed Regulatory Property, for any and all uses solely in the Upstream Field and Shared Midstream Field. For clarity, subject to the terms and conditions of this Agreement, the license set forth in this Section 2.1(d)(i) shall include the right to cite (and allow subregistrants to cite), rely upon and obtain a letter of access (“LOA”) with respect to the Everest Licensed Regulatory Data for use in the applicable Newco Licensed Fields.

(ii) Governmental Filings. To the extent necessary to give effect to Newco and its Affiliates’ rights under Section 2.1(d)(i), upon the reasonable and timely written request of Newco or its Affiliates containing (A) the full address(es) of the Governmental Body(ies) to which LOAs should be sent or from which physical or electronic copies of the Everest Licensed Regulatory Data are required and (B) the specific Everest Licensed Regulatory Data to be submitted to the applicable Governmental Body or for which Newco, its Affiliates or permitted Sublicensees requires an LOA, and at Newco’s sole cost and expense, Everest shall, or shall cause its Affiliates or representatives to, use commercially reasonable efforts to meet any deadline imposed by a Governmental Body, provided that unless otherwise specified by Newco, Everest will assume that such deadline is within thirty (30) Business Days from the receipt of such written request, or such earlier time frame as may be required by the applicable Governmental Body provided Newco or its Affiliates have provided prompt written notice to Everest or its Affiliates of any such requirement (i.e., within two (2) to five (5) Business Days of Newco’s or its Affiliates’ receipt of such requirement from the Governmental Body), after good faith consultation with Newco, (1) file with the relevant Governmental Body an LOA, in substantially the form attached hereto as Schedule 2.1(d)(ii), supporting, in good faith, Newco’s or its Affiliates’ submission to the Governmental Body, authorizing Newco, its Affiliates or permitted Sublicensees to cite to or rely upon the applicable Everest Licensed Regulatory Data or (2) submit to the relevant Governmental Body physical or electronic copies of the Everest Licensed Regulatory Data on behalf of Newco, its Affiliates or permitted Sublicensees, and Newco shall reasonably cooperate with Everest in connection therewith. For the avoidance of doubt, Newco will not be responsible for reimbursing Everest or its Affiliates for its internal administrative costs of responding to requests from Newco or its Affiliates under this Section 2.1(d)(ii).

(iii) New Regulatory Data. Each Party acknowledges and agrees that except as expressly provided in this Agreement or any other Transaction Document or as otherwise agreed upon in writing by the Parties, neither Party shall have any right to cite to, use or have access to any Regulatory Data or other data generated by the other Party on or after the Effective Date; provided that the foregoing shall not limit, or be interpreted to limit, either Party’s right to cite to the Regulatory Data or other data of the other Party in accordance with applicable data compensation Legal Requirements or similar Legal Requirements.

(iv) Regulatory Data Maintenance and Support. Everest and Newco, each on behalf of itself and its respective Affiliates, shall use commercially reasonable efforts to maintain, support, license and authorize reliance by the other Party and its Affiliates upon the Everest Retained Regulatory Property and the Newco Regulatory Property, respectively, to the extent such Regulatory Property is included in the licenses to the other Party hereunder.

(e) Exceptions. Notwithstanding anything to the contrary contained herein, the exceptions set forth in Schedule 2.1(e) shall not constitute (i) a breach of this Agreement or (ii) “direct competition” (as defined in Section 8.1(b)).

Section 2.2 Licenses to Everest.

(a) License to Newco Know-How. Subject to the terms and conditions of this Agreement, Newco hereby grants, on behalf of itself and its Affiliates, to Everest an irrevocable, royalty-free, fully paid-up, sublicensable (to the extent permitted in Section 2.4), transferable (subject to Section 10.5), worldwide, exclusive with respect to the Water Field (even as to Newco and its Affiliates) and non-exclusive in all other fields (other than the Upstream Field), license in, to and under the Newco Licensed Know-How for any and all uses other than in the Upstream Field.

(b) Licenses of Newco Licensed Regulatory Property.

(i) License. Subject to the terms and conditions of this Agreement, Newco hereby grants, on behalf of itself and its Affiliates, to Everest a royalty-free, fully paid-up, sublicensable (to the extent permitted in Section 2.4), worldwide, non-exclusive with respect to the Shared Midstream Field and exclusive (even as to Newco and its Affiliates, but subject to Section 8.1 (as applicable)) with respect to any and all uses other than in any of the Newco Licensed Fields, license in, to and under the Newco Licensed Regulatory Property, for any and all uses solely outside of the Upstream Field. For clarity, subject to the terms and conditions of this Agreement, the license set forth in this Section 2.2(b)(i) shall include the right to cite (and allow subregistrants to cite), rely upon and obtain a LOA with respect to the Newco Licensed Regulatory Data for use outside of the Upstream Field.

(ii) Governmental Filings. To the extent necessary to give effect to Everest and its Affiliates’ rights under Section 2.2(b)(i), upon the reasonable and timely written request of Everest or its Affiliates containing (A) the full address(es) of the Governmental Body(ies) to which LOAs should be sent or from which physical or electronic copies of the Newco Licensed Regulatory Data are required and (B) the specific Newco Licensed Regulatory Data to be submitted to the applicable Governmental Body or for which Everest, its Affiliates or permitted Sublicensees requires an LOA, and at Everest’s sole cost and expense, Newco shall, or shall cause its Affiliates or representatives to, use commercially reasonable efforts to meet any deadline imposed by a Governmental Body, provided that unless otherwise specified by Everest, Newco will assume that such deadline is within thirty (30) Business Days from the receipt of such written request, or such earlier time frame as may be required by the applicable Governmental Body provided Everest or its Affiliates have provided prompt written notice to Newco or its Affiliates of any such requirement (i.e., within two (2) to five (5) Business Days of Everest’s or its Affiliates’ receipt of such requirement from the Governmental Body), after good faith consultation with Everest, (1) file with the relevant Governmental Body an LOA, in substantially the form attached hereto as Schedule 2.2(b)(ii), supporting, in good faith, Everest’s or its Affiliates’ submission to the Governmental Body, authorizing Everest, its Affiliates or permitted Sublicensees to cite to or rely upon the applicable Newco Licensed Regulatory Data or (2) submit to the relevant Governmental Body physical or electronic copies of the Newco Licensed Regulatory Data on behalf of Everest, its Affiliates or permitted Sublicensees, and Everest shall reasonably cooperate with Newco in connection therewith. For the avoidance of doubt, Everest will not be responsible for reimbursing Newco or its Affiliates for its internal administrative costs of responding to requests from Everest or its Affiliates under this Section 2.2(b)(ii).

(c) License to Newco Licensed Names.

(i) Subject to and except as otherwise provided in Schedule 2.2(c), and subject to the terms and conditions of this Agreement, Newco hereby grants, on behalf of itself and its Affiliates, to Everest a transitional, royalty-free, fully paid-up, sublicensable (to the extent permitted in Section 2.4), non-exclusive license for the Licensed Names Term to continue use of the Newco Licensed Names as part of any corporate names or fictitious names for Everest or any other member of the Everest Group (including in connection with the Chemical Product or Substance Registrations), in each case solely (A) to the extent such entity is using such corporate or fictitious name as of the Effective Date, (B) consistently with past practice and (C) for the purpose of enabling continuity and the orderly transition of the Everest Retained Business away from such names. Subject to and except as otherwise provided in Schedule 2.2(c), in the case of those Everest Group members identified in Schedule 1.1(35), provided that Everest and the applicable Everest Group member are using reasonable efforts to change the name of such Everest Group member to remove any reference to the Newco Licensed Names in any such jurisdiction prior to the end of the Licensed Names Term, if local conditions or applicable local laws in such jurisdiction do not enable such Everest Group member to change its name within the applicable Licensed Names Term, the Parties will discuss in good faith a reasonable extension of such Licensed Names Term.

(ii) Subject to and except as otherwise provided in Schedule 2.2(c), Everest shall, and shall cause the other members of the Everest Group to, take the following actions as soon as reasonably practicable, and in no event later than the expiration of the Licensed Names Term: (A) change their names and cause their certificates of incorporation and bylaws (or equivalent organizational documents), as applicable, to be amended to remove any reference to the Newco Licensed Names; (B) cease to make any use of any Newco Licensed Names; and (C) remove, strike over, or otherwise obliterate all Newco Licensed Names from all assets and other materials owned by or in the possession of any member of the Everest Group; provided, however, that the Everest Group shall immediately after the Effective Date (1) cease to hold themselves out as having any current affiliation with Newco or any members of the Newco Group; and (2) post a readily observable disclaimer in a form and manner reasonably acceptable to Newco on the “www.ecolab.com” website home page (to be maintained until the earlier of the (y) expiration of the Licensed Marks Term and (z) cessation of use of the Newco Licensed Names by the Everest Group) that, as of the Effective Date and thereafter, Everest, and not Newco, is responsible for the operation of the Everest Retained Business, including such website and any applicable services.

(d) Exceptions. Notwithstanding anything to the contrary contained herein, the exceptions set forth in Schedule 2.2(d) shall not constitute a breach of this Agreement.

Section 2.3 Wrong Pockets.

(a) Newco shall have the right to provide prompt written notice (a “Wrong Pockets Notice”) to Everest if:

(i) Newco identifies a Patent or Trademark Controlled by Everest that is not included in the Newco Assets, the Everest Licensed Patents or the Everest Licensed Trademarks, and Newco reasonably believes that such Patent or Trademark was used or practiced in the Newco Business in the Upstream Field or Shared Midstream Field as of the Effective Date; or

(ii) Newco identifies a product that is not included in the Licensed Patent Products that Newco reasonably believes was used, manufactured, distributed, sold or otherwise commercialized or exploited in, by or for the Newco Business under an Everest Licensed Patent in the Upstream Field or Shared Midstream Field as of the Effective Date.

(b) Each Wrong Pockets Notice shall both identify the applicable Patent, Trademark or product and describe in reasonable detail the use thereof in the Newco Business and in the Upstream Field or Shared Midstream Field, as applicable, as of the Effective Date (each such Patent, a “Wrong Pockets Patent”, each such Trademark, a “Wrong Pockets Trademark” and each such product, an “Associated Product”). Wrong Pockets Patents, Wrong Pockets Trademarks and Associated Products shall under no circumstances include any Excluded Everest IP or Excluded Product.

(c) Unless otherwise agreed in writing by the Parties, if Newco provides a Wrong Pockets Notice in accordance with Section 2.3(a), Newco shall, within sixty (60) days of providing the Wrong Pockets Notice, demonstrate to Everest by reasonably convincing evidence (the “Evidentiary Requirement”) that the identified Patent, Trademark or product was used in the manner identified in the Wrong Pockets Notice in the Newco Business as of the Effective Date (such evidence, the “Demonstration of Use”). Everest shall notify Newco in writing within thirty (30) days of receipt of the Demonstration of Use whether it reasonably believes in good faith that the identified Patent, Trademark or product was used in the Newco Business as of the Effective Date and whether any such identified Patent was exclusively related to the Newco Business as of the Effective Date. With respect to any Patent identified in the applicable Wrong Pockets Notice that Everest reasonably believes in good faith was exclusively related to the Newco Business as of the Effective Date, Everest agrees to promptly Transfer or cause to be Transferred, for no additional consideration, such Patent to Newco or such member of the Newco Group as Newco may designate; provided that Newco grants to Ecolab a worldwide, irrevocable, royalty-free, fully paid-up, sublicensable, non-exclusive license to such Transferred Patent for any and all uses outside of the Upstream Field. With respect to any other Patent, Trademark or product identified in the applicable Wrong Pockets Notice that Everest reasonably believes in good faith was used in a material respect in the Newco Business as of the Effective Date:

(i) such Patent or Trademark shall be deemed an Everest Licensed Patent or Everest Licensed Trademark, as applicable, and for clarity, the license to Newco therefor shall be subject to all terms and conditions relating to the use of the Everest Licensed Patents or Everest Licensed Trademarks (as applicable) provided in this Agreement (including the Licensed Trademarks Term), and the field for which it is licensed pursuant to this Agreement (which, for clarity, shall be exclusive in the Upstream Field and non-exclusive in the Shared Midstream Field, if and as applicable), subject to the terms and conditions of any licenses and other rights granted by or on behalf of Everest or any of its Affiliates to any Third Parties with respect to such Patent or Trademark prior to the date of the Wrong Pockets Notice; and

(ii) the relevant Associated Product shall be deemed a Licensed Patent Product, and for clarity, the license to Newco therefor shall be exclusive in the Upstream Field and non-exclusive in the Shared Midstream Field, subject to the terms and conditions of any licenses and other rights granted by or on behalf of Everest or any of its Affiliates to any Third Parties with respect to such product prior to the date of the Wrong Pockets Notice.

(d) The Parties acknowledge and agree that, in the good faith reasonable discretion of Everest, a Wrong Pockets Patent, Wrong Pockets Trademark or Associated Product may be subject to restrictions similar to Section 2.14 hereof, or may become covered under and subject to the Reseller Agreement instead of under this Agreement, which Everest shall notify Newco of in writing if and at the time that Everest notifies Newco as described in Section 2.3(c).

(e) Notwithstanding anything to the contrary herein, Newco shall only have twenty-four (24) months with respect to Patents (the “Wrong Pockets Patent Term”) and products, and twelve (12) months with respect to Trademarks, after the Effective Date to provide a Wrong Pockets Notice pursuant to Section 2.3(a).

(f) Notwithstanding the foregoing Sections 2.3(a) through (e), in the event that the Parties expressly discussed prior to the Effective Date that:

(i) any specific Patent or Trademark would not be included in the Newco Assets or as an Everest Licensed Patent or Everest Licensed Trademark (as applicable) in the case of a Wrong Pockets Notice described in Section 2.3(a)(i), such Patent or Trademark shall not be included as a Newco Asset, Everest Licensed Patent or Everest Licensed Trademark (provided that, in determining that such Patent or Trademark would not be included in the Newco Assets or be an Everest Licensed Patent or Everest Licensed Trademark hereunder, the Parties expressly discussed prior to the Effective Date the specific use of such Patent or Trademark identified in the Wrong Pockets Notice for such Patent or Trademark); or

(ii) any specific product would not be included as a Licensed Patent Product in the case of a Wrong Pockets Notice described in Section 2.3(a)(ii), such product shall not be included as a Licensed Patent Product.

(g) If the Notifying Party, as Licensee, notifies Licensor that a Patent shall no longer be licensed to Licensee, the procedures set forth in the foregoing Section 2.3(a) through (f) shall not be available for such Patent.

(h) In the event that a Patent or Trademark included in the Newco Assets is used in the Everest Retained Business as of the Effective Date, then the provisions of this Section 2.3 shall apply to Everest mutatis mutandis with respect thereto (including the opportunity for Everest to obtain a license in connection therewith for uses solely outside of the Upstream Field on terms similar to those contained herein with respect to the Everest Retained Business, mutatis mutandis).

Section 2.4 Sublicenses.

(a) Licensee may sublicense the license and rights granted to Licensee under Sections 2.1, 2.2 and 2.3 (as applicable) to (i) any of its Affiliates, (ii) and other than with respect to the Everest Licensed Trademarks, any Third Parties in connection with the operation of the business of Licensee or its Affiliates, but not for the independent use of any such Third Party (which independent use, for clarity, includes where a principal purpose of such sublicense is in exchange for royalty payments to Licensee or its Affiliates for such sublicense), including manufacturers, suppliers and distributors that need to use or practice the applicable Intellectual Property to provide manufacturing, supply and distribution services, as applicable, to Licensee and its Affiliates, and solely with respect to Everest Licensed Trademarks, Third Parties pursuant to any agreement or contract that Newco is a party to as of the Effective Date as a result of the consummation of the transactions under the Separation Agreement, and (iii) with the prior written consent of Licensor, other Third Parties (each such Affiliate or Third Party, a “Sublicensee”). Notwithstanding the foregoing, Licensee is required to notify Licensor of any sublicense of the license and rights granted to Licensee after the Effective Date under Section 2.1(c)(i) and (ii).

(b) Each sublicense granted by a Licensee under the license granted to such Licensee in Sections 2.1, 2.2 and 2.3 (as applicable) shall be granted pursuant to an agreement that (i) is subject to, and consistent with, the terms and conditions of this Agreement and includes provisions at least as protective of Licensor and its Affiliates as the provisions of this Agreement if the sublicense is granted to an Affiliate, (ii) with respect to Licensed Patents, if Sublicensee is a Third Party, provides that Licensor shall be an intended beneficiary thereunder with the right of direct enforcement against the Sublicensee, and (iii) with respect to Licensed Patents, is in writing if Sublicensee is a Third Party. For clarity, granting a sublicense shall not relieve Licensee of any obligations hereunder and Licensee shall cause each of its Sublicensees to comply, and shall remain responsible for its Sublicensees’ compliance, with the terms hereof applicable to Licensee.

Section 2.5 Third-Party Rights.

(a) Notwithstanding anything to the contrary herein, the terms and conditions of this Agreement (including the licenses granted under Sections 2.1 and 2.2) are subject to any and all rights of and obligations owed to any Third Parties with respect to the Licensed IP under any Contracts existing as of the Effective Date (or in the case of any Wrong Pockets Notice, existing as of the date of the Wrong Pockets Notice) to which Licensor or any of its Affiliates is a party or is otherwise bound, and to the extent that, as a result of such rights or obligations, any license or other rights granted hereunder (i) may not be granted without the consent of or payment of a fee or other consideration to or (ii) will cause Licensor or any of its Affiliates to be in breach of any of its or their obligations to any Third Party, the applicable licenses and other rights granted hereunder shall only be granted to the extent such consent has been obtained or such fee or other consideration has been paid. The Parties shall use commercially reasonable efforts to obtain any such consents to the extent required to grant Licensee the rights granted hereunder; provided that (1) the foregoing shall not require the Parties to duplicate any obligations undertaken under the Separation Agreement (it being understood that Licensor’s obligations with respect to obtaining requisite consents under the Separation Agreement shall not be deemed duplicative of Licensor’s obligations under this Section 2.5 if such consents do not also address the ability to grant the rights and licenses described in this Agreement) and (2) Licensor shall have no obligation to agree to or make any payments or other concessions, except as mutually agreed in writing between the Parties, or participate in any act or omission that would be reasonably likely to cause Licensor or its Affiliates to be in breach of its or their obligations to any Third Party. Notwithstanding the foregoing, Licensee shall not be deemed in breach of this Section 2.5(a) only if, and for such time as, Licensee is not aware of such rights of or obligations owed to such Third Party.

(b) Licensor shall notify Licensee in writing of any Third-Party Payments required to be paid in connection with Licensor’s grant of rights under this Agreement prior to any obligation of Licensee to pay such Third-Party Payments and, if possible without violating any of Licensor’s confidentiality obligations, Licensor shall provide Licensee with copies of applicable agreements or other documentation reasonably necessary for Licensee to verify the amounts of such Third-Party Payments. Licensee shall notify Licensor in writing thirty (30) days following receipt of Licensor’s written notice of such Third-Party Payments if Licensee does not agree to pay such Third-Party Payments, in which case such Third Party rights (and any Intellectual Property giving rise to such Third-Party Payments) shall be excluded from the Licensed IP and Licensee shall not be obligated to pay any such Third-Party Payments.

(c) Notwithstanding anything to the contrary herein, subject to Section 2.5(b), Third-Party Payments, if any, with respect to the Licensed IP shall be Licensee’s sole responsibility. Licensee shall pay the Third-Party Payments directly to the applicable Third Party; provided that if such Third Party does not permit Licensee to pay such Third-Party Payments to such Third Party directly after the Parties have used commercially reasonable efforts to permit Licensee to pay the Third Party directly, the Parties shall cooperate in good faith to ensure that such Third-Party Payments are paid by Licensee to Licensor in a manner that ensures Licensor’s payment thereof is in compliance with the obligations to the applicable Third Party. If either Party becomes aware of any Third-Party Payments, it shall reasonably promptly notify the other Party in writing, and Licensee shall not be deemed in breach of this Section 2.5(b) if, and for such time as, Licensee is not aware of the applicable Third-Party Payments; provided that, upon learning of such Third-Party Payments, Licensee shall promptly pay such Third-Party Payments to the applicable Third Party directly (or such other Person as reasonably directed by Licensor) to the extent such Third-Party Payments are past due.

Section 2.6 No Use or Promotion Outside Field. Each Party shall not, and shall cause its Affiliates to not, (a) as Licensee, exercise rights under any Licensed IP except to the extent expressly licensed hereunder or expressly agreed upon in advance in writing by Licensor, and (b) without limiting the foregoing, (i) if such Party is Newco, directly Promote the use of, or directly encourage Third Parties to use, products or services Covered by an issued Everest Licensed Patent outside the Newco Licensed Fields and (ii) if such Party is Everest, directly Promote the use of, or directly encourage Third Parties to use, products or services Covered by an issued Everest Licensed Patent within the Upstream Field.

Section 2.7 Reservation of Rights. Each Party reserves its and its Affiliates’ rights in and to all Intellectual Property that is not expressly licensed or otherwise granted hereunder. Without limiting the foregoing, this Agreement and the licenses and rights granted herein do not, and shall not be construed to, confer any rights upon either Party, its Affiliates, or its Sublicensees by implication, estoppel, or otherwise (except as expressly licensed or otherwise granted under this Agreement) as to any of the other Party’s or its Affiliates’ Intellectual Property.

Section 2.8 Retention and Transfer of Know-How and Regulatory Data.

(a) If Everest or Newco (the “Requesting Party”) reasonably believes that any Licensed Know-How Materials (including, but not limited to, laboratory notebooks) or Everest Licensed Regulatory Data are in the possession or control of the other Party (such Party, the “Holding Party”) or any of its Affiliates and such Licensed Know-How Materials or Everest Licensed Regulatory Data are not in the possession or control, and are reasonably necessary for the operation of the Business, of the Requesting Party or its Group, and the Requesting Party makes a request in writing (which request shall be during the one (1)-year period following the Effective Date solely with respect to the Everest Licensed Regulatory Data) that the Holding Party deliver the Licensed Know-How Materials or Everest Licensed Regulatory Data to the Requesting Party, the Holding Party shall review such request and, to the extent in the possession or control of the Holding Party or any of its Affiliates, deliver the Licensed Know-How Materials or Everest Licensed Regulatory Data to the Requesting Party as promptly as reasonably practicable following receipt of such request from the Requesting Party; provided that, to the extent the request does not constitute Newco Licensed Know-How (if the Requesting Party is Everest) or Everest Licensed Know-How, Everest Licensed Copyrights, Everest Licensed Regulatory Data or Everest Licensed Software (if the Requesting Party is Newco), the Holding Party shall not be required to deliver such Licensed Know-How Materials or Everest Licensed Regulatory Data to the Requesting Party, but shall provide the Requesting Party with an explanation in reasonable detail of the basis of such determination and shall make itself and its relevant Affiliates available to discuss in good faith with the Requesting Party.

(b) As set forth in the Separation Agreement, Everest has transferred to Newco ownership of the Newco Know-How Materials and Everest has retained ownership of the Everest Know-How Materials. Newco may request access to such retained Everest Know-How Materials by submitting a written request for access to Everest (“Access Request”), which shall contain a reasonably detailed description of the requested Everest Know-How Materials, and Everest shall respond to such Access Request as promptly as reasonably practicable, and shall provide Newco with access to the requested Everest Know-How Materials in a manner reasonably agreed upon by the Parties in writing; provided that, to the extent the request does not constitute Everest Know-How Materials, Everest shall not be required to deliver such materials to Newco, but shall provide Newco with an explanation in reasonable detail of the basis of such determination and shall make itself and its relevant Affiliates available to discuss in good faith with Newco. Newco shall bear the costs and expenses associated with any Access Request (including any costs and expenses incurred by Everest and its Affiliates to comply therewith); provided that, to the extent an Access Request relates to a pending or contemplated Legal Proceeding, Everest shall bear the associated costs and expenses of complying with such Access Request, provided that if such associated costs and expenses would reasonably be expected to be material, Newco will equitably share in the costs and expenses associated with complying with such Access Request as reasonably agreed to by the Parties.

Section 2.9 Everest Licensed Trademarks Use and Quality Control.

(a) Use in Ordinary Course. Newco shall not use the Everest Licensed Trademarks except in the ordinary course of operating the Newco Business and in accordance with the terms and conditions of this Agreement.

(b) Quality. Newco acknowledges and is familiar with the high standards, quality, style, and image of the Everest Licensed Trademarks, and Newco shall use the Everest Licensed Trademarks in a manner consistent with these standards, quality, style, and image. Newco shall ensure that the quality of all Licensed Mark Products provided by Newco, under or in association with the Everest Licensed Trademarks, shall be substantially the same as or greater than the quality of the Licensed Mark Products provided under such Everest Licensed Trademarks immediately prior to the Effective Date. Newco shall not change the way that the Everest Licensed Trademarks are used or depicted (including use in connection with any new materials) in any material respect without the prior written consent of Everest. Without limitation to the foregoing, neither Newco nor any of its Affiliates shall (or shall cause or encourage any Third Party to) use an Everest Licensed Trademark in a manner that may reflect negatively on such Everest Licensed Trademark or on Everest or any member of the Everest Group.

(c) Compliance with Brand Manual. Newco shall present the Everest Licensed Trademarks in a manner consistent with the Brand Manual, subject to Newco exhausting any inventory of Licensed Mark Products and a reasonable time period (which shall be no less than ninety (90) days from receipt of written notice from Everest of any change in any Everest Licensed Trademark) to transition to a new or modified presentation in the event that the Brand Manual is modified or updated during the Term and provided to Newco. Newco and its Affiliates shall use commercially reasonable efforts to include appropriate trademark notices with respect to the Everest Licensed Trademarks consistent with past practice in the Newco Business, the Brand Manual, and any other marketing guidelines Everest may provide.

Section 2.10 Samples. At the reasonable request of Everest from time to time, and at Newco’s expense, Newco shall submit to Everest representative samples of uses of the Everest Licensed Trademarks, for purposes of Everest confirming compliance with this Agreement. Newco shall comply with all reasonable instructions Everest may provide regarding the use of the Everest Licensed Trademarks pursuant to any such sample review in order for Newco to comply with this Agreement.

Section 2.11 Everest Restrictions Regarding NALCO Brand. Everest and its Affiliates shall not, except if and as required by law, use NALCO as a trademark or service mark for any goods or services in the Upstream Field for fifteen (15) years following the Effective Date; provided that such restriction shall be of no further force or effect if Newco or its Affiliates engages in direct competition with Everest or any of its Affiliates in the Water Field.

Section 2.12 Compliance with Law. Licensee agrees to take such actions as are necessary and appropriate to comply with all Legal Requirements applicable to the packaging, handling, manufacture, distribution or sale of the products bearing, or marketed under, the Everest Licensed Trademarks, and to otherwise comply with all applicable Legal Requirements in connection with its use of the Everest Licensed Trademarks under this Agreement. Licensee, at its sole expense, shall be responsible for obtaining and maintaining necessary Governmental Authorizations with respect to the manufacture, distribution or sale of the products bearing or marketed under the Everest Licensed Trademarks. Upon request, Licensee shall furnish to Licensor written evidence from the applicable Governmental Bodies of any such Governmental Authorization.

Section 2.13 Audit. Not more than once per year, or at any time a Party has a reasonable, good faith belief that the other Party has materially breached this Agreement and provides written notice to such other Party as well as detailed documentation or other evidence of such alleged breach, upon at least ten (10) Business Days’ advance written notice, such first Party may have an independent third party audit, subject to confidentiality obligations, during regular business hours and in a manner that complies with the reasonable building and security requirements of the audited Party and its Affiliates, the books, records and facilities of such audited Party and its Affiliates to the extent reasonably necessary to determine such audited Party’s and its Affiliates’ compliance with this Agreement. Any audit conducted under this Section 2.13 shall not interfere unreasonably with the operations of such audited Party or any of its Affiliates and any Confidential Information obtained from the audited Party under this Section 2.13 shall be considered Confidential Information of the audited Party. In the event that an audit by the independent third-party auditor reveals a material breach of this Agreement by the audited Party or its Affiliates, the audited Party shall promptly reimburse the auditing Party for the reasonable costs and expenses incurred in connection with such audit.

Section 2.14 Certain Manufacturing Restrictions. The Licensed Patent Products set forth in Schedule 1.1(36) hereto shall be subject to the restrictions as set forth in such schedule.

Section 2.15 Specified Shared IP Contracts. The Parties shall use commercially reasonable efforts and reasonably cooperate with each other to comply with and enforce the rights and obligations under the Specified Shared IP Contracts.

Section 2.16 Patent Infringement Claims. Everest agrees that, after the Wrong Pockets Patent Term, prior to initiating any Legal Proceeding or assisting any Third Party in any Legal Proceeding against Newco or any of its Affiliates that involves or reasonably could be expected to involve claims of infringement of any Patent, the Parties shall discuss in good faith whether such Patent was used or practiced in the Newco Business in the Upstream Field or Shared Midstream Field as of the Effective Date (and therefore should have been included in the Everest Licensed Patents licensed to Newco and its Affiliates under this Agreement or the Newco Assets). If, in such good faith discussions, the Parties determine that such Patent was used or practiced in the Newco Business in the Upstream Field or Shared Midstream Field as of the Effective Date, unless otherwise mutually agreed upon by the Parties in writing, such Patent will be licensed to Newco and its Affiliates in accordance with the terms of the Reseller Agreement, subject to the terms and conditions of any licenses and other rights previously granted by or on behalf of Everest or any of its Affiliates to any Third Parties with respect to such Patent.

Section 2.17 No Restrictions on Athena Business. The Parties acknowledge and agree that, notwithstanding anything in this Agreement, nothing in this Agreement (including Section 2.11 and Section 8.1(b)) prohibits or restricts Athena or any of its Affiliates (other than Newco or its Subsidiaries), on or after the Effective Date, in any manner whatsoever, from engaging in any business of Athena or any such Affiliate in any area or market with respect to any equipment (such as, for example and without limitation, pumps, valves, filters, seals, bearings, rotating and reciprocating machinery and components) and related after-market services, digital hardware, software, analytics and services, including the development, manufacture, use, sale, offering for sale, marketing, promotion, distribution, importation, exportation, maintenance, commercialization and exploitation of any of the foregoing.

ARTICLE III

OWNERSHIP

Section 3.1 Ownership. As between the Parties (and their respective Affiliates) (a) Everest acknowledges and agrees that Newco and its Affiliates own the Newco Licensed IP, (b) Newco acknowledges and agrees that Everest and its Affiliates own the Everest Licensed IP, and (c) each Party acknowledges and agrees that the other Party, and none of such other Party’s Affiliates or Sublicensees, acquires any ownership rights in the Licensed IP licensed to such other Party hereunder. For the avoidance of doubt, Newco admits the validity and enforceability of the Everest Licensed Trademarks and that all use of the Everest Licensed Trademarks shall inure to the sole benefit of Everest. Newco shall not, other than as expressly permitted by this Agreement, use or register in any country any trademarks, domain names, user names, or other designations, or any trade dress or design elements that consist of, resemble, contain, or would be likely to cause confusion with or dilute the distinctive quality of the Everest Licensed Trademarks.

Section 3.2 Ownership of Improvements and Modifications. As between the Parties (and their respective Affiliates), each Licensee and its Affiliates shall have the right to develop, create and make, and shall own all, improvements, modifications, or alterations made by or on behalf of such Licensee or any of its Affiliates with respect to any of the Licensed IP; provided that (i) the foregoing shall not apply to the Everest Licensed Trademarks and (ii) such improvements, modifications, or alterations shall not include the underlying Licensed IP to which such improvements, modifications or alterations are made.

ARTICLE IV

PROSECUTION AND MAINTENANCE

Section 4.1 Responsibility and Cooperation.

(a) As between the Parties, Licensor shall have sole and exclusive responsibility for filing, prosecuting, and maintaining (but not the obligation to file, prosecute or maintain) all issuances, registrations and applications for issuance or registration of all Patents, Trademarks, Copyrights and Regulatory Property within the Licensed IP with respect to which such Licensor or any of its Affiliates is granting a license to Licensee hereunder; provided that with respect to Patents, (i) the Parties shall equally share the costs and expenses associated with maintaining the Patents (provided that Everest shall bear the cost and expenses associated with abandoning any Patent, including capitalized costs) within the Licensed IP and (ii) Everest shall consider in good faith any comments provided by Newco with respect to any such filings, prosecution or maintenance related to any Licensed IP that is the subject of such filing, prosecution or maintenance that has material economic value to the Newco Business. Notwithstanding the foregoing, if Licensee notifies Licensor in writing that it no longer desires for a particular Patent to be licensed to Licensee, such Patent shall no longer be deemed a Patent within the Licensed IP and Licensee’s obligation to equally share the costs and expenses shall terminate.

(b) If, during the Term, Licensor decides to abandon, or otherwise allow to lapse, any issued Patent or published Patent application included in the Licensed IP, Licensor shall use commercially reasonable efforts to notify Licensee of such decision at least thirty (30) days prior to any deadline for taking action to avoid abandonment (or other loss of rights) of such Patent; provided that Licensor shall not be in breach of the foregoing if Licensor inadvertently and in good faith fails to so notify Licensee. Upon receipt of such notice, Licensee shall have the right to elect to assume responsibility for such prosecution and maintenance solely by providing Licensor with written notice of such election within thirty (30) days (or such shorter period requested where the final deadline is in less than thirty (30) days) following such notice from Licensor, and Licensor shall either: (i) withdraw its decision to abandon and continue prosecuting or maintaining such Patent at the Parties’ shared expense pursuant to Section 4.1(a); or (ii) assign its rights in such Patent to Licensee at Licensee’s sole cost and expense. In the event that Licensor assigns a Patent to Licensee in accordance with the foregoing clause (ii), such Patent shall no longer be Licensed IP and instead shall be non-exclusively licensed from Licensee to Licensor, for which the applicable field shall be all fields of use other than the Upstream Field (unless otherwise mutually agreed upon by the Parties in writing), and the Parties shall equally share the costs and expenses associated with maintaining such Patent until Licensor notifies Licensee that Licensor no longer desires for such Patent to be licensed to Licensor, in which case such Patent shall no longer be licensed to Licensor and Licensor’s obligation to equally share the costs and expenses shall terminate.

(c) If, during the Term, Licensor decides to abandon, or otherwise allow to lapse, any registered Trademark or Trademark application included in the Licensed IP, Licensor shall use commercially reasonable efforts to notify Licensee of such decision at least thirty (30) days prior to any deadline for taking action to avoid abandonment (or other loss of rights) of such Trademark; provided that Licensor shall not be in breach of the foregoing if Licensor inadvertently and in good faith fails to so notify Licensee. Upon receipt of such notice, Licensee shall have the right to notify Licensor of its objection to such decision by providing Licensor with written notice of such objection within thirty (30) days (or such shorter period requested where the final deadline is in less than thirty (30) days) following such notice from Licensor, and Licensor shall withdraw its decision to abandon and continue prosecuting or maintaining such Trademark at its expense for the remainder of the applicable Licensed Trademarks Term. With respect to Trademarks, Licensor’s responsibilities set forth in this Section 4.1 shall terminate upon the expiration of the applicable Licensed Trademarks Term.

(d) If, during the Term, Licensor decides to abandon, or otherwise allow to lapse, any registered Regulatory Property included in the Licensed IP, Licensor shall use commercially reasonable efforts to notify Licensee of such decision at least thirty (30) days prior to any deadline for taking action to avoid abandonment (or other loss of rights) of such Regulatory Property; provided that Licensor shall not be in breach of the foregoing if Licensor inadvertently and in good faith fails to so notify Licensee. Upon receipt of such notice, Licensee shall have the right to elect to assume responsibility for such maintenance solely by providing Licensor with written notice of such election within thirty (30) days (or such shorter period requested where the final deadline is in less than thirty (30) days) following such notice from Licensor, and Licensor shall either: (i) withdraw its decision to abandon and continue maintaining such Regulatory Property at Licensor’s expense; or (ii) assign or transfer its rights in such Regulatory Property to Licensee at Licensee’s sole cost and expense.

(e) Upon the reasonable request of Licensor with respect to the filing, prosecution or maintenance of any Licensed IP, Licensee shall provide reasonable assistance to Licensor in connection with such activities (including by providing information or taking such other actions as required by applicable Legal Requirements), and Licensor shall reimburse Licensee’s reasonable out-of-pocket costs incurred in connection therewith.

ARTICLE V

ENFORCEMENT

Section 5.1 Notice. With respect to any Licensed IP, Licensee shall promptly notify Licensor in writing of (a) any Third-Party activities that constitute, or would reasonably be expected to constitute, an infringement, misappropriation or other violation within the exclusive field for which Licensee has been granted a license hereunder of any such Licensed IP or (b) any Third-Party allegations of invalidity or unenforceability of any Licensed IP licensed to Licensee hereunder (each of the foregoing (a) and (b), a “Third-Party Infringement”); provided that Licensee reasonably believes that such Third-Party Infringement could be material to Licensor or its Affiliates.

Section 5.2 Defense and Enforcement.

(a) Licensor’s First Right. Subject to the remainder of this Section 5.2, as between the Parties, Licensor shall have the first right, but not the obligation, at its own cost and expense, to control enforcement or defense against any Third-Party Infringement (including by bringing a Legal Proceeding or entering into settlement discussions).

(b) Licensee’s Subsequent Rights. Subject to Section 5.2(a), Licensee shall have the right, but not the obligation, at its own cost and expense, to control enforcement or defense against any Third-Party Infringement (including by bringing a Legal Proceeding or entering into settlement discussions) if Licensor provides Licensee with written notice that it is not exercising its right to control enforcement of any Licensed IP (as described in Section 5.2(a)), and that Licensee may do so at its option. Licensor shall notify Licensee in writing of any decision not to exercise its right to control enforcement or defense, as applicable, with respect to any Licensed IP. Notwithstanding the foregoing in this Section 5.2(b), Licensee shall not have any right to control such enforcement or defense pursuant to the foregoing in this Section 5.2(b) if Licensor provides Licensee with written notice that it is not exercising its right to control enforcement or defense, as applicable, of such Licensed IP (as described in Section 5.2(a)) and that it has reasonably determined in good faith that the Licensed IP should not be enforced or defended at such time (reasonably taking into account the potential economic impact on Everest and Newco, respectively), and provides Licensee an opportunity to discuss such reasoning in good faith with Licensor.

(c) Cooperation. If the Party controlling enforcement or defense of any Licensed IP against any Third-Party Infringement in accordance with Section 5.2(a) or 5.2(b) (such Party, the “Controlling Party”) brings a Legal Proceeding or enters into settlement discussions with respect thereto, the other Party shall provide reasonable assistance in connection therewith, at the Controlling Party’s request, and such other Party shall be reimbursed for its reasonable out-of-pocket costs and expenses incurred in connection therewith. The Controlling Party shall keep the other Party regularly informed of the status and progress of such enforcement or defense, as applicable, and shall reasonably consider the other Party’s comments in connection with any Legal Proceeding or settlement discussions with respect thereto. Such other Party may, at its sole discretion and cost and expense, join as a party to any such Legal Proceeding; provided that, if necessary for standing purposes, such Party shall join such Legal Proceeding upon the Controlling Party’s request and the Controlling Party shall reimburse the other Party’s reasonable out-of-pocket costs and expenses incurred in connection therewith. Such other Party shall have the right to be represented by counsel (which shall act in an advisory capacity only, except for matters solely directed to such Party) of its own choice in any such Legal Proceeding at its own cost and expense (subject to reimbursement of such other Party’s other costs and expenses as described in, and subject to, the immediately preceding sentence).

(d) Settlements. Notwithstanding anything to the contrary herein, the Controlling Party shall not, without the prior written consent (not to be unreasonably withheld, conditioned or delayed) of the other Party, settle any Third-Party Infringement if doing so could (i) adversely affect the validity, enforceability or scope, or admit non-infringement or other non-violation, of any such Licensed IP that such other Party or its Affiliates are licensing to the Controlling Party hereunder, (ii) grant or waive any of the Controlling Party’s rights under any such Licensed IP within the field within which the Controlling Party or its Affiliates are granting a license to the other Party hereunder or (iii) give rise to liability or any other obligations of such other Party, its Affiliates or its Sublicensees for which the Controlling Party is unwilling or unable to, or otherwise does not, provide full indemnification.

(e) Recoveries. Any and all amounts recovered by the Controlling Party in any Legal Proceeding regarding a Third-Party Infringement or settlement with respect thereto shall, unless otherwise agreed in writing (including in an agreement in connection with obtaining consent to settlement), be allocated first to reimburse the Controlling Party’s out-of-pocket costs and expenses incurred in connection with such Legal Proceeding or settlement (including its obligations to the other Party pursuant to Section 5.2(c)) and next to the other Party’s out-of-pocket costs and expenses incurred in connection with such Legal Proceeding or settlement, with any remainder to be retained by the Controlling Party, except to the extent that amounts recovered are found to be directly attributed to damage to the other Party’s business.

(f) Joint Enforcement. The Parties may mutually agree in writing to jointly take action to control enforcement of or defend against any Third-Party Infringement of the Licensed IP. If the Parties agree to take such action jointly, the Parties shall equally share the costs and expenses associated with such action and any and all amounts recovered in connection with such action, except to the extent otherwise agreed upon in writing by the Parties.

(g) Interferences, etc. Notwithstanding anything to the contrary in Article IV or this Article V, in the event that any Third-Party allegations of invalidity or unenforceability of any Patents included in the Licensed IP licensed to Licensee hereunder arise in an opposition, interference, reissue proceeding, reexamination or other patent office proceeding, Article IV shall govern the Parties’ rights and obligations with respect thereto.

ARTICLE VI

INDEMNIFICATION

Section 6.1 Indemnification.

(a) Each Party (the “Indemnifying Party”) agrees to indemnify, release, defend and hold harmless the other Party and its Affiliates and its and their directors, officers, agents, and successors (each, an “Indemnitee” and collectively, the “Indemnitees”) from and against any and all Indemnifiable Losses incurred or suffered by any of the Indemnitees, (i) to the extent arising out of, relating to or resulting from (1) breach by the Indemnifying Party of this Agreement or (2) if the Indemnifying Party is Licensee, use of the Licensed IP hereunder by or on behalf of such Party or its Sublicensees, except in each case to the extent that such Indemnifiable Losses (y) are subject to indemnification by the other Party pursuant to this Section 6.1 or (z) arise out of bad faith, gross negligence or willful misconduct of the other Party or its Affiliates, or (ii) as specifically set forth in Schedule 6.1.

Section 6.2 Indemnification Procedures. The indemnification procedures set forth in Sections 4.4 through 4.9 of the Separation Agreement shall apply to the matters indemnified hereunder, mutatis mutandis.

Section 6.3 Disclaimer of Representations and Warranties. EACH PARTY HEREBY ACKNOWLEDGES THAT EACH OF EVEREST (ON BEHALF OF ITSELF AND EACH MEMBER OF THE EVEREST GROUP) AND NEWCO (ON BEHALF OF ITSELF AND EACH MEMBER OF THE NEWCO GROUP) UNDERSTANDS AND AGREES THAT NEITHER PARTY IS REPRESENTING OR WARRANTING IN ANY WAY UNDER THIS AGREEMENT (INCLUDING WITH RESPECT TO ANY CONSENTS REQUIRED IN CONNECTION HEREWITH, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT, VALIDITY, ENFORCEABILITY OR SCOPE OF THE LICENSED IP), AND EACH PARTY HEREBY EXPRESSLY DISCLAIMS ALL SUCH REPRESENTATIONS AND WARRANTIES. EXCEPT AS MAY EXPRESSLY BE SET FORTH IN THE SEPARATION AGREEMENT OR IN ANY OTHER ANCILLARY AGREEMENT, ALL LICENSED IP IS BEING LICENSED ON AN “AS IS,” “WHERE IS,” AND “WITH ALL FAULTS” BASIS.

Section 6.4 Limitation on Liability. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT (INCLUDING THIS Article VI), EXCEPT WITH RESPECT TO (A) MATERIAL BREACHES OF THIS AGREEMENT BY NEWCO WITH RESPECT TO THE NEWCO LICENSED FIELDS, (B) USE BY EVEREST OF THE EVEREST LICENSED PATENTS IN THE UPSTREAM FIELD OR (C) A PARTY’S BREACH OF ARTICLE VII, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY OR ITS AFFILIATES, WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE AND STRICT LIABILITY) OR OTHERWISE, AT LAW OR IN EQUITY, AND “LOSSES” SHALL NOT INCLUDE ANY AMOUNTS FOR ANY SPECIAL, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES; PROVIDED THAT NOTHING HEREIN SHALL PREVENT ANY INDEMNITEE FROM BEING INDEMNIFIED PURSUANT TO THIS Article VI FOR ALL COMPONENTS OF AWARDS AGAINST THEM IN ANY THIRD-PARTY CLAIM.

ARTICLE VII

CONFIDENTIALITY

Section 7.1 General Confidentiality. The Parties acknowledge and agree that the confidentiality obligations set forth in the Separation Agreement shall apply to Confidential Information of a Party hereunder, mutatis mutandis.

Section 7.2 Trade Secrets. In addition to its obligations under Section 7.1, each Licensee shall maintain any trade secrets included in Licensed Know-How licensed to such Licensee strictly confidential in a manner consistent with such Party’s own valuable trade secrets (and in any event, with no less than a reasonable degree of care consistent with good industry practices). Each Party shall promptly provide written notice to the other Party of any suspected or actual breach of its confidentiality obligations in this Section 7.2.

ARTICLE VIII

TERM

Section 8.1 Termination.

(a) This Agreement shall remain in effect (i) to the extent with respect to the Everest Licensed Patents licensed hereunder and Everest Licensed Copyrights, on a Patent-by-Patent and Copyright-by-Copyright basis, until expiration, invalidation or abandonment of such Everest Licensed Patent or Everest Licensed Copyright (as applicable), (ii) to the extent with respect to any Licensed Know-How, until such Licensed Know-How no longer constitutes Confidential Information (except to the extent either Party or its Affiliates discloses or causes such Licensed Know-How to be disclosed in violation of its confidentiality obligations such that it no longer constitutes Confidential Information); (iii) with respect to any Licensed Trademarks, until the expiration of the Target Transition Periods, as applicable, and in no event later than the expiration of the Licensed Trademarks Term or longer if and to the extent required by applicable Legal Requirements (provided that Licensee has been using diligent and commercially reasonable efforts to transition off such use by the expiration of the Target Transition Periods); and (iv) with respect to Everest Licensed Software and Regulatory Property, in perpetuity (other than with respect to any Regulatory Property transferred to a Party pursuant to the Separation Agreement, which license term shall expire upon completion of such transfer) (the “Term”).

(b) Notwithstanding Section 8.1(a), this Agreement may be terminated: (i) in its entirety or with respect to one or more licenses herein by mutual written agreement of the Parties; (ii) by Everest, in its sole discretion, in its entirety or with respect to one or more licenses to Newco herein: (A) if Newco is in material breach of this Agreement and such breach is not cured within thirty (30) days after Newco’s receipt of written notice of such breach from Everest, provided, however, that Everest cannot terminate this Agreement in its entirety or with respect to one or more licenses herein due to any alleged use or practice of any Everest Licensed IP by Newco or any of its Affiliates outside the scope of the licenses granted herein unless and until a court or other Governmental Body of competent jurisdiction or arbitral body has found in a final, binding order or judgment that is unappealable or unappealed within the time permitted for appeal that Newco or such Affiliate used or practiced such Everest Licensed IP outside of the scope of such licenses; (B) in the event of a Challenge by Newco or any of its Affiliates as set forth in Section 8.3; (C) in the event Newco or its Affiliates enters into direct competition (as defined below) with Everest or its Affiliates in the Water Field; or (D) in the event of a sale or direct or indirect change of control of Newco or its Affiliates (or sale of a material portion of its or their business or assets related to this Agreement) to a direct competitor (as defined below) of Everest or its Affiliates in the Water Field; or (iii) by Newco, in its sole discretion, with respect to one or more licenses to Everest herein with respect to Newco Licensed Regulatory Property or Patents or Trademarks licensed to Everest pursuant to Section 2.3(i) if Everest is in material breach of this Agreement and such breach is not cured within thirty (30) days after Everest’s receipt of written notice of such breach from Newco, provided, however, that Newco cannot terminate this Agreement with respect to one or more such licenses herein due to any alleged use or practice of any Newco Licensed IP by Everest or any of its Affiliates outside the scope of the licenses granted herein unless and until a court or other Governmental Body of competent jurisdiction or arbitral body has found in a final, binding order or judgment that is unappealable or unappealed within the time permitted for appeal that Everest or such Affiliate used or practiced such Newco Licensed IP outside of the scope of such licenses. In addition, Everest may terminate this Agreement with respect to one or more licenses granted herein in the event that Everest terminates the Reseller Agreement in whole or in part due to (i) a material uncured breach arising from any use or practice of any Everest Reseller Agreement IP by Newco or any of its Affiliates outside the scope of the licenses granted in the Reseller Agreement, subject to a court or other Governmental Body of competent jurisdiction or arbitral body having found in a final, binding order or judgment that is unappealable or unappealed within the time permitted for appeal, that Newco or such Affiliate used or practiced such Everest Reseller Agreement IP outside of the scope of such licenses or (ii) in the event of a Challenge by Newco or any of its Affiliates to any Everest Reseller Agreement IP in the corollary to Section 8.3 of the Reseller Agreement. For purposes of the foregoing provision, (1) a “change of control” means the direct or indirect sale of all or substantially all of the assets of a Party, any merger, consolidation or acquisition of a Party with, by or into another Person, or any direct or indirect change in the ownership of more than fifty percent (50%) of the voting capital stock or equity, or power to appoint or elect more than fifty percent (50%) of the members of the board of directors or similar governing body, of a Party in one or more related transactions and (2) “direct competition” or a “direct competitor” of Everest or its Affiliates means any Person that, to the knowledge of Newco after reasonable inquiry, manufactures, markets or sells products or services in the Water Field of the same or similar products or services as are manufactured, marketed or sold by Everest or its Affiliates to the same or similar types of customers, above a de minimus amount, in each case, as of the Effective Date, including any procurement, partnering or licensing arrangement with any such Person (even if Newco’s and its Affiliates’ activity is only in the Newco Licensed Fields but not including (x) in the event Everest is unable or unwilling to provide a desired solution on agreed terms, subject in each case to (A) Newco providing Everest thirty (30) days’ prior written notice of the supplier and product, procurement of any such Person’s “off the shelf” or “catalog” products that have been generally available in the market for at least twelve (12) months (for water or non-water related applications, but excluding any reformulations, development or customization of such products) on generally available, arms’ length commercial terms for resale by Newco or its Affiliates in the Newco Licensed Fields only, or (B) Everest’s prior written approval (not to be unreasonably withheld or delayed) of the supplier and product, any cooperation or arrangement with any such Person to undertake any reformulation, development or customization of such products, and procurement of any such reformulated products from such Person, for resale by Newco or its Affiliates in the Newco Licensed Fields only, or (y) any procurement, partnering or licensing arrangement with any such Person (including reformulation, development or customization) where the arrangement relates solely to products or applications that are unrelated to the handling and treatment of water or certain critical applications in Upstream that require innovation as specified on Schedule 8.1(b) (the “Specified Applications”) subject to the limitations and conditions set forth therein, in each case subject to the use and sale of any such products or reformulations thereof only in the Upstream Field and Shared Midstream).

(i) The Parties acknowledge and agree that it is necessary that Newco and its Affiliates have the ability to compete and innovate in critical water applications in Upstream and Shared Midstream. Accordingly, in addition to the procurement, partnering or licensing arrangements permissible under Section 8.1(b)(y) above, Everest shall provide Newco and its Affiliates with access to Everest’s and its Affiliates’ portfolio of water products to the extent that they are products specifically scheduled as available for purchase by Newco and its Affiliates under the Reseller Agreement, provided that at the time of any request to purchase such products (A) such products are generally available, (B) Everest has no intent to discontinue such products and (C) Newco orders Everest’s Minimum Order Quantity (as defined in the Cross Supply Agreement), and subject to all other terms and conditions of the Reseller Agreement, including any expiration or termination thereof. In addition, Newco and its Affiliates may co-develop products with Everest or its Affiliates, and Everest and its Affiliates will provide good faith consideration to any such request by Newco or its Affiliates; provided, however, Everest shall have no obligation to co-develop unless and except as mutually agreed in writing. The Parties acknowledge and agree that, consistent with and subject to the terms and conditions of this Agreement and the Reseller Agreement and the rights and limitations of the licenses set forth herein and therein, Newco and its Affiliates have the right to internally develop products for use in Upstream and Shared Midstream.

(c) Notwithstanding Section 8.1(b), Everest shall not be entitled to terminate the license, rights and obligations set forth in this Agreement relating to the specific Everest Licensed Patents set forth on Schedule 8.1(c) (the “Specified Licensed Patents”), except in the event of material, uncured breach of this Agreement by Newco or its Affiliates as it relates to any of the Specified Licensed Patents or any Challenge by Newco or its Affiliates to any of the Specified Licensed Patents. To the extent Everest Licensed Know-How or Everest Licensed Regulatory Property are necessary to exploit the rights to the Specified Licensed Patents, Everest shall not be entitled to terminate the license, rights and obligations set forth in this Agreement relating to such Everest Licensed Know-How or Everest Licensed Regulatory Property solely to the extent the license to such Specified Licensed Patents continues under this Section 8.1(c). For clarity, in the event of any termination of any license to Everest Licensed IP other than the Specified Licensed Patents, the terms and conditions, restrictions and limitations of this Agreement and the licenses granted herein as they relate to the Specified Licensed Patents (and as they relate to the license to Everest Licensed Know-How and Everest Licensed Regulatory Property as set forth in the foregoing sentence) shall remain in effect and continue to apply in all respects unless and until terminated by mutual agreement of the Parties or by Everest due to material, uncured breach of this Agreement as it relates to any of the Specified Licensed Patents and related Everest Licensed Know-How and Everest Licensed Regulatory Property, or any Challenge to any of the Specified Licensed Patents.

Section 8.2 Effect of Termination.

(a) In the event that this Agreement expires or is earlier terminated, in whole or in part:

(i) Licensee and its Sublicensees shall promptly cease all use of the Licensed IP (or relevant part thereof, with respect to a partial expiration or termination);

(ii) all rights granted to Licensee under this Agreement (or in relevant part, with respect to a partial expiration or termination) shall immediately revert to Licensor; and

(iii) Licensee shall reasonably cooperate with Licensor in the cancellation of any licenses recorded pursuant to this Agreement with respect to such Licensed IP;

provided that, if Licensee is using commercially reasonable efforts to cease such use, Licensee shall have the right to phase out such use for a period not to exceed twelve (12) months from the date of such termination (the “Phase-Out Period”).

(b) Accrued Rights. Expiration or termination of this Agreement, in part or in its entirety, shall be without prejudice to any rights that shall have accrued to the benefit of either Party prior to such expiration.

(c) Survival. The following provisions of this Agreement, together with all other provisions of this Agreement that expressly specify that they survive, shall survive expiration or termination of this Agreement, in part or in its entirety: Articles I, II (as set forth in Section 8.2), III, VI, VII, IX and X, and Section 2.1(d)(i) and (ii) (in each case, solely to the extent (and without limitation to any rights under Section 8.1(c)) such license is necessary to maintain and support any products included in the Newco Assets and to the extent such products are not subject to any Licensed IP (other than Everest Licensed Regulatory Property (and for clarity, Section 2.1(d)(iv) shall not survive)), Section 2.2(b)(i) and (ii) (in each case, solely to the extent such license is necessary to maintain and support any products included in the Everest Retained Assets if and to the extent such products are not subject to any Licensed IP (other than Newco Licensed Regulatory Property)), Section 8.1(b) and Section 8.2. For clarity, if and to the extent the licenses relating to the Specified Licensed Patents, Everest Licensed Know-How and Everest Licensed Regulatory Property described in Section 8.1(c) are not terminated or do not expire pursuant to the terms of Section 8.1(a) or (c), Section 8.1(c) shall remain in effect consistent with its terms.

Section 8.3 Patent or Trademark Challenge.

(a) Challenge Notice. In the event of a Challenge by Licensee or any of its Affiliates against any Everest Licensed Patents or Everest Licensed Trademarks, including any Challenges brought by Third Parties with the assistance of Licensee or its Affiliates, Licensor shall have the right to terminate any and all licenses and rights granted under this Agreement to such Licensee or any of its Affiliates, unless such Challenge was inadvertent and in good faith and is withdrawn within thirty (30) days after Licensee’s receipt of written notice of such Challenge from Everest. The Parties agree that if and to the extent Licensee or any of its Affiliates is compelled to respond to any legal process in any Legal Proceedings initiated by a Third Party, such response is not, for purposes of the foregoing sentence, “assistance” by Licensee or such Affiliate.

(b) Newco shall reimburse Everest, quarterly and in arrears, for all reasonable costs and expenses incurred by Everest and its Affiliates in connection with defending any Challenge asserted by Newco or any of its Affiliates that was not inadvertent and in good faith.

(c) Effects of Termination. Upon any termination by Licensor pursuant to this Section 8.3 and subject to the Phase-Out Period, (i) any and all sublicenses that have been granted by Licensee to a Sublicensee with respect to the licenses and rights that have been terminated (such licenses, the “Terminated Licenses”) shall automatically terminate (unless Licensor, in its sole discretion, agrees to have any such sublicenses assigned to Licensor) and (ii) Licensee shall, and shall ensure that its Affiliates and Sublicensees, promptly cease use of all Licensed IP under the Terminated Licenses, subject to the Phase-Out Period. For clarity, in the event that a Licensor elects to terminate this Agreement with respect to any or all licenses granted by such Licensor to Licensee under this Section 8.3, this Agreement shall remain in full force and effect with respect to all non-terminated licenses granted under this Agreement.

Section 8.4 Reimbursement. Without limitation to Newco’s obligations under Section 8.3(b), each Party shall reimburse all reasonable costs and expenses incurred by the other Party and its Affiliates in connection with enforcement of this Agreement if a court of competent jurisdiction or arbitral body has found in a non-appealable order or judgment that such Party has breached this Agreement.

ARTICLE IX

DISPUTE RESOLUTION

Section 9.1 Negotiation. In the event of a controversy, dispute or Legal Proceeding between the Parties arising out of, in connection with, or in relation to this Agreement or any of the transactions contemplated hereby, including with respect to the interpretation, performance, nonperformance, validity or breach thereof, and including any Legal Proceeding based on contract, tort, statute or constitution, including the arbitrability of such controversy, dispute or Legal Proceeding, the procedures as set forth in Article VII of the Separation Agreement shall apply, mutatis mutandis.

ARTICLE X

MISCELLANEOUS

Section 10.1 Entire Agreement; Construction. This Agreement, including the Schedules hereto, shall constitute the entire agreement and shall supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or electronic transmission shall be sufficient to bind the Parties to the terms and conditions of this Agreement. In the event of any inconsistency between this Agreement and any Schedule hereto, the Schedule shall prevail. In the event of any conflict between the provisions of this Agreement and the provisions of the Separation Agreement, the terms and conditions of this Agreement shall control (except as expressly set forth in Section 8.2 of the Separation Agreement).

Section 10.2 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the U.S. return receipt requested, upon receipt; (b) if sent by nationally recognized overnight air courier (such as Federal Express), two (2) Business Days after mailing; (c) if sent by facsimile transmission or e-mail before 5:00 p.m. Eastern Time, when transmitted and receipt is confirmed; (d) if sent by facsimile transmission or e-mail after 5:00 p.m. Eastern Time and receipt is confirmed, on the following Business Day; or (e) if otherwise actually personally delivered, when delivered; provided that such notices, requests, demands and other communications are delivered to the physical address, e-mail address or facsimile number set forth below, or to such other address as any Party shall provide by like notice to the other Parties to this Agreement:

if to Athena or Newco:

Apergy Corporation

2445 Technology Forest Blvd., 12th Floor

The Woodlands, TX 77381

Attn: General Counsel

Email: general.counsel@apergy.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attn:    Michael J. Aiello

            Sachin Kohli

Email: michael.aiello@weil.com

            sachin.kohli@weil.com

Fax: (212) 310-8007

if to Everest:

c/o Ecolab Inc.

1 Ecolab Place

Saint Paul, MN 55102

Attn: General Counsel

Email: generalcounsel@ecolab.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Attn:    Charles W. Mulaney, Jr.

            Richard C. Witzel, Jr.

            155 N. Wacker Drive, Suite 2700

            Chicago, IL 60606

Email: charles.mulaney@skadden.com

            rich.witzel@skadden.com

Fax:    (312) 407-0411

Section 10.3 Waivers.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. The rights and remedies hereunder are cumulative and not exclusive of any rights or remedies that any Party would otherwise have.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 10.4 Assignment.

(a) Neither Party may assign this Agreement nor any of its rights, interests or obligations under this Agreement, in whole or in part, by operation of law or otherwise, without the prior written consent of the other Party (which consent may be granted or withheld in the other Party’s sole discretion); provided, however, that either Party may assign, in whole but not in part, by operation of law or otherwise, any of the foregoing (i) to one or more of its Affiliates or (ii) to the successor to all or a portion of the business or assets to which this Agreement relates; provided that (1) such Party shall promptly notify the other Party in writing of any assignments it makes under Section 10.4(a)(ii), (2) in either case of (i) or (ii), the party to whom this Agreement is assigned shall agree in writing to be bound by the terms of this Agreement as if named as a “Party” hereto with respect to all or such portion of this Agreement so assigned and (3) any such assignment shall be without prejudice to the either Party’s rights of termination under Section 8.1(b).

(b) Any assignment or other disposition in violation of this Section 10.4 shall be void. No assignment shall relieve the assigning Party of any of its obligations under this Agreement that accrued prior to such assignment unless agreed to by the non-assigning Party.

Section 10.5 Successors and Assigns. The provisions of this Agreement and the obligations and rights hereunder shall be binding upon, inure to the benefit of and be enforceable by (and against) the Parties and their respective successors and permitted assigns.

Section 10.6 Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

Section 10.7 Subsidiaries. Each of the Parties shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such Party or by any entity that becomes a Subsidiary of such Party at and after the Effective Date, to the extent such Subsidiary remains a Subsidiary of the applicable Party.

Section 10.8 Third-Party Beneficiaries. Except as provided in Article VI relating to Indemnitees, this Agreement is solely for the benefit of the Parties and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.9 Schedules. The Schedules shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Nothing in the Schedules constitutes an admission of any liability or obligation of any member of the Everest Group or the Newco Group or any of their respective Affiliates to any third party, nor, with respect to any third party, an admission against the interests of any member of the Everest Group or the Newco Group or any of their respective Affiliates.

Section 10.10 Governing Law; Jurisdiction; Specific Performance; Remedies. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any Legal Proceeding between any of the Parties arising out of or relating to this Agreement or any of the transactions contemplated hereby: (a) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, if under applicable Legal Requirements, exclusive jurisdiction over such matter is vested in the federal courts, any federal court in the State of Delaware and any appellate court from any thereof; (b) each of the Parties irrevocably waives the right to trial by jury; and (c) each of the Parties irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any claim (i) that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason; (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts; and (iii) that (x) the claim, action, suit or other Legal Proceeding in any such court is brought in an inconvenient forum; (y) the venue of such claim, action, suit or other Legal Proceeding is improper; or (z) this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts. Each of the Parties further agrees that, to the fullest extent permitted by applicable Legal Requirements, service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth in Section 10.2 will be effective service of process for any claim, action, suit or other Legal Proceeding in the Court of Chancery of the State of Delaware or, to the extent required by Legal Requirements, any federal court in the State of Delaware, with respect to any matters to which it has submitted to jurisdiction as set forth in this paragraph. The Parties hereby agree that a final judgment in any such claim, suit, action or other Legal Proceeding will be conclusive, subject to any appeal, and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to specific performance and injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without the requirement for the posting of any bond, this being in addition to any other remedy to which they are entitled at law or in equity. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 10.11 Severability. Any term or provision of this Agreement (or part thereof) that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision (or part thereof) in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement (or part thereof) is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision (or part thereof), to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision (or part thereof), and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision (or part thereof) with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

Section 10.12 No Duplication; No Double Recovery. Nothing in this Agreement is intended to confer to or impose upon any Party a duplicative right, entitlement, obligation or recovery with respect to any matter arising out of the same facts and circumstances.

Section 10.13 Bankruptcy. All rights and licenses granted under or pursuant to this Agreement by a Licensor are, and will otherwise be deemed to be, for purposes of Section 365(n) of the United States Bankruptcy Code, licenses of rights to “intellectual property” as defined under Section 101 of the United States Bankruptcy Code regardless of the form or type of intellectual property under or to which such rights and licenses are granted and regardless of whether the intellectual property is registered in or otherwise recognized by or applicable to the United States of America or any other country or jurisdiction. The Parties agree that each Licensee will retain and may fully exercise all of its rights and elections under the United States Bankruptcy Code. The Parties further agree that, in the event of the commencement of a bankruptcy proceeding by or against a Party under the United States Bankruptcy Code, the Party hereto that is not a party to such proceeding will be entitled to a complete duplicate of (or complete access to, as appropriate) any such intellectual property and all embodiments of such intellectual property, which, if not already in the non-subject Party’s possession, will be promptly delivered to it (a) upon any such commencement of a bankruptcy proceeding upon the non-subject Party’s written request therefor, unless the Party subject to such proceeding continues to perform all of its obligations under this Agreement or (b) if not delivered under clause (a) above, following the rejection of this Agreement by or on behalf of the Party subject to such proceeding upon written request therefor by the non-subject Party.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

ECOLAB INC.

/s/ Douglas M. Baker
Name: Douglas M. Baker, Jr.
Title: Chairman of the Board and Chief Executive Officer

CHAMPIONX HOLDING INC.

/s/ Deric Bryant
Name: Deric Bryant
Title: President and Chief Executive Officer

[Intellectual Property Matters Agreement Signature Page]